EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-135612) of H. J. Heinz Company of our report dated June 21, 2011, with respect to the statement of net assets available for benefits of H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 2010, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, Line 4i -- schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of H. J. Heinz Company Employees Retirement and Saving Plan.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 22, 2011

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